Endeavour Silver Reports First Quarter, 2016 Financial Results; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, BC -- (Marketwired - May 05, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today its financial results for the period ended March 31, 2016. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the First Quarter, 2016 improved compared to the First Quarter, 2015. Revenue was down due to lower silver production and lower silver prices but earnings were up as a result of lower operating costs.

Highlights of First Quarter 2016 (Compared to First Quarter 2015)

Financial

--  Net earnings increased 35% to $1.8 million ($0.02 per share) compared to
    $1.4 million ($0.01 per share)
--  EBITDA(1) decreased 47% to $8.6 million
--  Cash flow from operations before working capital changes decreased 46%
    to $7.5 million
--  Mine operating cash flow before taxes(1) decreased 41% to $11.5 million
--  Revenue decreased 19% to $41.5 million
--  Realized silver price fell 11% to $15.18 per ounce (oz) sold (2% above average spot price)
--  Realized gold price was flat at $1,219 per oz sold (3% above average spot price)
--  Cash costs(1) rose 6% to $7.63 per oz silver payable (net of gold credits)
--  All-in sustaining costs(1) fell 17% to $11.12 per oz silver payable (net of gold credits)
--  Working capital rose 70% to $29.3 million compared to $17.3 million at year end
--  Cash and cash equivalents of $20.4 million
--  Raised equity financing of $1.1 million in Q4, 2015, $9.1 million in Q1,
    2016 and $6.3 million in Q2, 2016 for gross proceeds of $16.5 million
    ($16.0 million net proceeds) through an At-the-Market facility to augment working capital and fund growth projects including Terronera exploration and engineering

Operations

--  Silver production decreased 17% to 1,510,065 oz
--  Gold production increased 1% to 15,960 oz
--  Silver equivalent production was 2.7 million oz (at a 75:1 silver: gold ratio)
--  Silver oz sold down 19% to 1,511,319 oz
--  Gold oz sold down 3% to 15,255 oz
--  Bullion inventory at quarter-end included 88,609 oz silver and 188 oz gold
--  Concentrate inventory at quarter-end included 67,690 oz silver and 1,316 oz gold

1. EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company's
   Management Discussion & Analysis.

Endeavour CEO Bradford Cooke commented, "In the First Quarter of 2016 we delivered on our plan to minimize all-in sustaining costs and improve after-tax free cash flow. We also raised $9.1 million of equity financing during the quarter to improve our working capital and fund some of our growth projects, primarily exploration and engineering at Terronera. Aggressive step-out drilling is now under way at Terronera to further test the Terronera vein and other prospective veins. The next phase of engineering work will also get under way in the second quarter as part of the Terronera pre-feasibility study."

Financial Results

For the first quarter ended March 31, 2016, the Company generated revenue totaling $41.5 million (2015 - $51.1 million). During the quarter, the Company sold 1,511,319 silver ounces and 15,255 gold ounces at realized prices of $15.18 and $1,219 per ounce respectively, compared to sales of 1,861,975 silver ounces and 15,799 gold ounces at realized prices of $17.11 and $1,221 per ounce respectively in Q1 2015.

After cost of sales of $35.2 million (2015 - $42.0 million), mine operating earnings amounted to $6.3 million (2015 - $9.1 million) from mining and milling operations in Mexico. The 16% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the U.S. dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo operation. Excluding depreciation and depletion of $5.2 million (2015 - $10.5 million) and stock-based compensation of $0.1 million (2015 - $0.1 million), mine operating cash flow before taxes was $11.5 million (2015 - $19.6 million) in the first quarter of 2016. Net earnings were $1.8 million (2015 - $1.4 million).

Compared to Q1, 2015, the Mexican peso depreciated 21% against the U.S. dollar, helping offset the weakness in precious metal prices. The falling peso and continued focus on cost reductions lowered the consolidated operating cost 10% to $74.26 per tonne in Q1, 2016. Lower silver grades resulted in rising cash costs per ounce net of by-product credits, a non-IFRS measure and a standard of the Silver Institute, which increased 6% to $7.63 per ounce of payable silver compared to $7.17 per oz in Q1, 2015. The suspension of exploration and development expenditures at the Bolañitos and El Cubo operations helped decrease the in all-in-sustaining costs (also a non-IFRS measure) by 17% to $11.12 per oz compared to $13.32 per oz in Q1, 2015.

The Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis can be viewed on the Company's website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held today, Thursday, May 5 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available until May 19, 2016 by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 00389#. The replay will also be available on the Company's website at www.edrsilver.com.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS
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Q1 2016 Highlights                           Three months Ended March 31

                                             2016        2015      % Change
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Production
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Silver ounces produced                     1,510,065   1,820,050       (17%)
Gold ounces produced                          15,960      15,808          1%
Payable silver ounces produced             1,473,682   1,769,924       (17%)
Payable gold ounces produced                  15,518      15,429          1%
Silver equivalent ounces produced(1)       2,707,065   2,926,610        (8%)
Cash costs per silver ounce(2)                  7.63        7.17          6%
Total production costs per ounce(2)            10.95       12.97       (16%)
All-in sustaining costs per ounce(2)           11.12       13.32       (17%)
Processed tonnes                             408,553     380,792          7%
Direct production costs per tonne(2)           74.26       82.67       (10%)
Silver co-product cash costs(2)                10.87       10.68          2%
Gold co-product cash costs(2)                    873         762         15%
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Financial
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Revenue ($ millions)                            41.5        51.1       (19%)
Silver ounces sold                         1,511,319   1,861,975       (19%)
Gold ounces sold                              15,255      15,799        (3%)
Realized silver price per ounce                15.18       17.11       (11%)
Realized gold price per ounce                  1,219       1,221        (0%)
Net earnings (loss) ($ millions)                 1.8         1.4       (35%)
Mine operating earnings (loss)($
 millions)                                       6.3         9.1       (31%)
Mine operating cash flow(2) ($ millions)        11.5        19.6       (41%)
Operating cash flow before working
 capital changes (2)                             7.5        13.8       (46%)
Earnings before ITDA (2)                         8.6        16.4       (47%)
Working capital ($ millions)                    29.3        25.8         14%
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Shareholders
----------------------------------------------------------------------------
Earnings (loss) per share – basic               0.02        0.01      (100%)
Operating cash flow before working
 capital changes per share (2)                  0.07        0.14       (47%)
Weighted average shares outstanding      104,646,404 101,976,901          3%

1.  Silver equivalent ounces calculated using 75:1 ratio in 2016 and 70:1 in
   2015
2.  Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in thousands of U.S. dollars)
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                                                    Three Months Ended
                                                 March 31,       March 31,
                                                    2016           2015
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the period             $       1,829  $        1,357
Items not affecting cash:
  Share-based compensation                               457             480
  Depreciation and depletion                           5,222          10,518
  Deferred income tax expense (recovery)               (103)           1,003
  Unrealized foreign exchange loss (gain)              (242)             140
  Loss on available for sale assets                      269               -
  Finance costs                                           63             306
Net changes in non-cash working capital             (10,324)         (9,519)
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Cash from (used in) operating activities             (2,829)           4,285
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Investing activites
  Property, plant and equipment expenditures         (3,087)         (8,665)
  Proceeds from sale of available for sale
   assets                                                448               -
  Investment in long term deposits                       133               -
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Cash used in investing activities                    (2,506)         (8,665)
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Financing activities
  Repayment of revolving credit facility             (3,000)               -
  Repayment of obligation under finance lease          (226)               -
  Debt issuance costs                                  (304)               -
  Interest paid                                        (174)           (225)
  Public equity offerings                              9,098               -
  Exercise of options and warrants                        31               -
  Share issuance costs                                 (278)               -
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Cash from (used in) financing activites                5,147           (225)
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Increase (decrease) in cash and cash
 equivalents                                           (188)         (4,605)
Effect of exchange rate change on cash and
 cash equivalents                                        160           (140)
Cash and cash equivalents, beginning of period        20,413          31,045
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Cash and cash equivalents, end of period       $      20,385  $       26,300
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited - prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)
----------------------------------------------------------------------------
                                                     Three Months Ended
                                                   March 31,     March 31,
                                                     2016           2015
----------------------------------------------------------------------------

Revenue                                          $     41,541  $      51,109
Cost of sales:
  Direct production costs                              29,844         31,269
  Royalties                                               209            248
  Share-based compensation                                 56             73
  Depreciation and depletion                            5,154         10,454
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                                                       35,263         42,044
Mine operating earnings                                 6,278          9,065
Expenses:
  Exploration                                           1,199          1,074
  General and administrative                            2,028          1,829
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                                                        3,227          2,903
Operating earnings (loss)                               3,051          6,162
Finance costs                                             287            313
Other income (expense):
  Foreign exchange                                        514          (667)
  Investment and other                                  (141)            354
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                                                          373          (313)
Earnings (loss) before income taxes                     3,137          5,536
Income tax expense (recovery):
  Current income tax expense                            1,411          3,176
  Deferred income tax expense (recovery)                (103)          1,003
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                                                        1,308          4,179
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Net earnings (loss) for the period                      1,829          1,357
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Other comprehensive income (loss), net of tax
  Net change in fair value of available for sale
   investments                                            162            404
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Comprehensive income (loss) for the period       $      1,991  $       1,761
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Basic and diluted earnings (loss) per share
 based on net earnings                           $       0.02  $        0.01
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Diluted earnings (loss) per share based on net
 earnings                                        $       0.02  $        0.01
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Basic and diluted weighted average number of
 shares outstanding                               104,646,404    101,976,901
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Diluted weighted average number of shares
 outstanding                                      105,071,404    101,976,901
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited - prepared by management)
(expressed in thousands of US dollars)
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                                                     March 31,    December 31,
                                                        2016          2015
------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                         $    20,385  $      20,413
  Investments                                                59            614
  Accounts receivable                                    28,411         24,343
  Inventories                                            16,027         17,350
  Prepaid expenses                                        2,546          2,510
------------------------------------------------------------------------------
Total current assets                                     67,428         65,230
Non-current deposits                                        924            855
Deferred income tax asset                                   120            223
Mineral properties, plant and equipment                  46,773         47,925
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Total assets                                        $   115,245  $     114,233
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LIABILITIES AND S HAREHOLDERS ' EQUITY
Current liabilities
  Accounts payable and accrued liabilities          $    14,830  $      18,949
  Finance lease obligation                                  954          1,180
  Income taxes payable                                    3,353          5,844
  Revolving credit facility                              19,000         22,000
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Total current liabilities                                38,137         47,973

Provision for reclamation and rehabilitation              7,783          7,762
Deferred income tax liability                             7,335          7,623
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Total liabilities                                        53,255         63,358
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S hareholders' equity
Share capital, unlimited common shares authorized,
 no par value, issued
and outstanding 107,789,776 shares (Dec 31, 2015 -
 102,776,470 shares)                                    377,579        368,898
Contributed surplus                                       9,908          9,465
Accumulated comprehensive income (loss)                      17          (145)
Retained earnings (deficit)                           (325,514)      (327,343)
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Total shareholders' equity                               61,990         50,875
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Total liabilities and shareholders' equity          $   115,245  $     114,233
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2016 and the related notes contained therein.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com